DEUTSCHE ULTRA-SHORT INVESTMENT GRADE
FUND

N-Sar September 1, 2016 - February 31, 2017




Security Purchased	Cusip 	"Purchase/
Trade Date"	 Size (Shr) of Offering 	Offering Price of
Shares	Total ($) Amt of Offering	 Amt of shares Purch by
Fund 	% of Offering Purchased by Fund	% of Funds Total
Assets	Brokers	Purchased From
Cisco Systems Inc	17275RBK7	9/14/2016
	$100.0	$500,000,000	$125,000	0.03%
	CITI, DB, GS, MS, JPM, MS, WELLS
	HONGKONG AND SHANGHAI BANKING